Phillips Nizer LLP

666 Fifth Avenue, 28th Floor

New York, NY 10103-0084

July 28, 2008

Via EDGAR Correspondence and

Federal Express

Mr. Ronald Alper

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington D.C. 20549

Re:

Consolidation Services, Inc.
Registration Statement on Form S-1
Filed on April 10, 2008

File No. 333-150175

Dear Mr. Alper:

On behalf of Consolidation Services, Inc. (the “Company”), we are hereby responding to the May 6, 2008 comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the filing by the Company of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-150175, first filed by the Company with the Commission on April 10, 2008.  The Company’s responses are set forth below in the numerical order set forth in the Comment Letter.

We have included two redlined copies and one clean of Amendment No. 1 to the Registration Statement filed with the Commission electronically on July 11, 2008.  Capitalized terms not otherwise defined in this letter are used here as defined in the Registration Statement.

Registration Statement on Form S-1

1.

This comment has been complied with.  The number of shares being registered for sale has been reduced to 2,100,000 Class A Warrants and an equal number of shares of underlying common stock, all of which are held by non-affiliates.

Cover Page

2.

This comment has been complied with.  The Rule 415 Statement and box appears on page ii which had carried over from the cover page.

Calculation of Registration Fee, Page ii

3.

These shares have been withdrawn from the registration statement.

Mr. Ronald Alper

July 28, 2008

Business, Page 32

4.

This comment has been complied with.

Where material, the Company has provided segment information required for each of the paragraphs of Item 101(c) of Regulation S-K.

Overview of Energy Development

Land for Production Purposes, Page 36

5.

All references to reserves throughout the prospectus have been deleted.  In accordance with the undersigned’s telephone conversation with the Staff, no supplemental reserve material is being forwarded to the Commission until such time as reserves are used.

Legality Opinion - Exhibit 5.1

6.

This comment has been complied with.

Form 10-K

7.

Comments No. 7, 8 and 9 were previously replied on June 6, 2008 with Amendment No. 1 to the Company’s Form 10-K/A

If you have any questions concerning this matter, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:

Johnny R. Thomas

John C. Francis